Signet Banking Corporation
Announces Plans for Credit Card Spin-off

    RICHMOND, VA (July 27, 1994) - Today, Signet Banking Corporation filed a registration statement with the Securities and Exchange Commission for an initial public offering of up to a 19.9 percent interest in a newly formed corporation that will house Signet's national credit card business.

    Signet stated that the initial public offering could be completed by early fall. Signet intends to follow this offering with a tax-free distribution to Signet shareholders of its remaining interest in the credit card company. This distribution could be completed as early as year-end 1994. The new credit card company will apply for a listing on the New York Stock Exchange.

    J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Smith Barney Inc. will act as managing underwriters of the offering.

    "This is a milestone event for our company in which we take great pride
- - marking the culmination of an extensive 12-month review by our Board of Directors and senior management team," said Robert M. Freeman, chairman and chief executive officer of Signet Banking Corporation.

    "In 1988, we began investing in technology that would enable us to become a state-of-the-art, unique provider of financial products and services. We successfully achieved this objective in our credit card division, and with the spin-off, we will be able to concentrate fully on improving the business strategies of our Core Bank. The transactions we are announcing today will enhance shareholder value by creating two strong and independent financial institutions," Freeman said.

    Richard D. Fairbank, who heads Signet's credit card division, will serve as chief executive officer of the new credit card bank. When the spin-off is complete, Fairbank will assume the additional title of chairman. Signet's existing management committee will remain at Signet, and will oversee the plans the company has developed for its core banking businesses.

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    "This initiative is the result of a great team effort at Signet on behalf of the shareholders," Fairbank said. "We are excited by the opportunities and challenges of continuing innovative financial strategies in the new company. We have named the new company OakStone Financial Corporation reflecting its financial strength and stability."

    Signet's credit card business is one of the 15 largest issuers of MasterCard and VISA credit cards in the United States, as measured by loan outstandings. As of June 30, 1994, Signet had about 4 million accounts and $6.6 billion in managed loans outstanding.

    The new credit card company will be headquartered in Northern Virginia with operations centers in Richmond and Fredericksburg, VA. Signet's Board of Directors will serve as the interim board of the new card company until the spin-off is complete and a separate board is established.

    Signet also announced that it intends to implement a comprehensive core bank improvement program that will focus on cost reductions and revenue initiatives. Signet expects to take special one-time charges during the third quarter in connection with cost reduction measures (an early retirement plan and employee severance) and termination of certain data processing services related to the separation of the credit card business. It is estimated that these charges in the aggregate may range between $60 and $70 million on a pretax basis.

    Revenue initiatives will include the development of selected national product strategies in the areas of student lending, equity and mortgage lending, and installment lending. Signet plans to apply the experience it has gained in the use of information-based technology as it continues to redefine its core banking business.

    "Throughout this year and next, we will reinvent Signet Bank one process and one product at a time with the goal of delivering maximum long-term value to our customers and our shareholders," stated Malcolm S. McDonald, Signet's president and chief operating officer.

    "We will turn what is already a very good banking franchise into a 'Best Bank'," Freeman added. "We've done it before, and we'll do it again. Signet has a proud 73-year history of serving our customers and communities, and we will continue in that proud and independent tradition as we look toward what we believe to be a very promising future."

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    Signet Banking Corporation is a $10.8 billion organization comprised of five lines of business, including Bank Card, Consumer Banking, Capital Markets, Commercial Banking and Real Estate Lending. Signet has gained national prominence as one of the fastest-growing credit card issuers in the United States. With 240 full-service banking offices throughout Virginia, Maryland and the District of Columbia and a 24-hour Telebanking center, Signet provides a full array of investment, credit, cash management, and general banking products and services to institutional and individual customers.


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A  registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to
the time the registration statement becomes effective.   This news release
shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

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